Consolidated Graphics, Inc.

5858 Westheimer Rd, Suite #200

Houston, Texas 77057

February 12, 2014

VIA EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Consolidated Graphics, Inc. Request for Withdrawal Pursuant to Rule 477 of Amendment No. 1 to Form S-3 (File No. 333-62317)

Ladies and Gentlemen:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Consolidated Graphics, Inc. (the “Company”) hereby requests the withdrawal of its Amendment No. 1 (the “Amendment”) to Form S-3 Registration Statement (File No. 333-62317), filed with the Securities and Exchange Commission (the “SEC”) on December 3, 1998 (Accession No. 0000890566-98-001897) to register the sale of certain shares of common stock of the Company by the selling shareholders named therein (the “Subject Shares”).

The Company requests withdrawal of the Amendment because it was inadvertently coded with an incorrect file number. The Company subsequently filed Amendment No. 2 to Form S-3 Registration Statement using the correct file number (File No. 333-65677) on December 17, 1998 (Accession No. 0000890566-98-001955) to register the sale of the Subject Shares and certain additional shares. No securities were sold in connection with the Amendment.

Thank you for your assistance with this matter. If you have any questions concerning this request, please contact our legal counsel, Audra D. Cohen, at (212) 558-3275 or cohena@sullcrom.com.

Sincerely,

/s/ Suzanne S. Bettman
Suzanne S. Bettman
Executive Vice President, Secretary and Chief Compliance Officer

cc:	Audra D. Cohen
Sullivan & Cromwell LLP